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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-14879

Cytogen Corporation

(Exact name of registrant as specified in its charter)

650 College Road East, Suite 3100, Princeton, New Jersey 08540, (609) 750-8200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)*	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

* The registrant is relying upon current Rule 12g-4(a)(1) to terminate the duty to file reports.

Approximate number of holders of record as of the certification or notice date:** One

**All of the shares of Common Stock, $0.01 par value, of the registrant were purchased by EUSA Pharma, Inc., in connection with the merger of EUSA Pharma (USA), Inc, a wholly-owned subsidiary of EUSA Pharma, Inc., with and into the registrant, which became effective as of May 8, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934 Cytogen Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.**

Date:  May 9, 2008                                                                                          By:   /s/ KEVIN G. LOKAY
                                                                Name:  Kevin G. Lokay
                    Title:    President and Chief Executive Officer

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